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                                May 15, 2023

       Eric Hansen
       Chief Financial Officer
       Lifeway Foods, Inc.
       6431 W. Oakton St.
       Morton Grove, IL 60053

                                                        Re: Lifeway Foods, Inc.
                                                            Definitive Proxy
Statement on Schedule 14A filed April 28, 2023
                                                            File No. 000-17363

       Dear Eric Hansen:

              We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Definitive Proxy Statement on Schedule 14A filed April 28, 2023

       General

   1. In light of the filing of a solicitation in opposition, as defined in Note 3 to paragraph (a) of
                                                        Exchange Act Rule
14a-6, by Mr. Smolyansky on May 9, 2023, please advise us of the
                                                        registrant   s plans
with respect to filing a revised definitive proxy statement containing the disclosure described in
Items 4(b) and 5(b) of Schedule 14A and disclosing:

                                                              the existence of
the solicitation in opposition;
                                                              the Company   s
position that Mr. Smolyansky   s director nominations are invalid
                                                            because he waived
his nomination rights pursuant to the Settlement Agreement;
                                                              the basis for
such position;
                                                              that the
registrant initiated litigation against Ludmila Smolyansky and Mr.
                                                            Smolyansky
alleging, among other claims, that they breached their contractual obligations under
the Settlement Agreement by submitting Mr. Smolyansky   s notice
                                                            of his intent to
nominate the Shareholder Nominees;
                                                              that the
Smolyanskys filed a counterclaim seeking to enjoin any actions to reject Mr.
                                                            Smolyansky   s
nominations or refusing to count votes in favor of the Shareholder
 Eric Hansen
Lifeway Foods, Inc.
May 15, 2023
Page 2
           Nominees; and
             the potential implications (including any risks to the registrant or its shareholders) if
           Mr. Smolyanky   s nominations are ultimately deemed to be valid,
including the need
           for the Company to discard non-universal proxy cards previously received and to instead use a universal proxy card.

       Refer to Compliance and Disclosure Interpretations for Proxy Rules and Schedules
       14A/14C, Question 139.05.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                              Sincerely,
FirstName LastNameEric Hansen
                                                              Division of
Corporation Finance
Comapany NameLifeway Foods, Inc.
                                                              Office of Mergers
& Acquisitions
May 15, 2023 Page 2
cc:       Tim Lavender
FirstName LastName